Exhibit 99.5

SUBORDINATION AGREEMENT

This Subordination Agreement (the “Agreement”) is made as of October 26, 2023, by and between PHARMACEUTICAL INVESTMENT COMPANY, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia, with commercial registration number 1010698585, having its registered address located at Alra’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, KSA (“Creditor”), and OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, Virginia 22314, in its capacity as Collateral Agent (as hereinafter defined) for the Lenders (as hereinafter defined).

Recitals

A.       Pursuant to a Loan and Security Agreement (such agreement as it may be amended from time to time, the “Loan Agreement”), dated as of January 31, 2022, among OXFORD FINANCE LLC (in its capacity as Collateral Agent for the Lenders, the “Collateral Agent”), the Lenders from time to time a party thereto, including, without limitation, Oxford Finance LLC (the “Lenders”), CENTOGENE N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 72822872 (“Parent”), CENTOGENE GMBH, a company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with offices located at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Rostock under HRB 14967 (“Centogene Germany”), CENTOSAFE B.V., a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 80366120 (“Centosafe”) and CENTOGENE US, LLC, a Delaware limited liability company with offices located at 99 Erie Street, Cambridge, MA 02139 (together with Parent, Centogene Germany and Centosafe, individually and collectively, jointly and severally, “Borrower”) has requested and/or obtained certain loans or other credit accommodations from the Lenders which are or may be from time to time secured by assets and property of Borrower.

B.       Creditor has extended loans or other credit accommodations to Borrower, and/or may extend loans or other credit accommodations to Borrower from time to time.

C.       In order to induce the Lenders to extend credit to Borrower and, at any time or from time to time, at the Lenders’ option, to make such further loans, extensions of credit, or other accommodations to or for the account of Borrower, or to purchase or extend credit upon any instrument or writing in respect of which Borrower may be liable in any capacity, or to grant such renewals or extension of any such loan, extension of credit, purchase, or other accommodation as the Lenders may deem advisable, Creditor is willing to subordinate: (i) all of Borrower’s indebtedness and obligations to Creditor (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations), and any dividends and/or distributions or other payments pursuant to call, put or conversion features in connection with equity securities of Borrower issued to or held by Creditor, whether presently existing or arising in the future (the “Subordinated Debt”) to all of Borrower’s indebtedness and obligations to the Collateral Agent and/or the Lenders; and (ii) all of Creditor’s security interests, if any, to all security interests in Borrower’s property in favor of the Collateral Agent and/or the Lenders.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.       Creditor hereby acknowledges and agrees that (i) Creditor does not have any lien on or security interest in any property of Borrower, whether now owned or hereafter acquired, including, without limitation, the “Collateral” as defined in the Loan Agreement, (ii) Borrower is prohibited from granting to the Creditor any lien on or security interest in any property of Borrower, whether now owned or hereafter acquired, including, without limitation, the Collateral and (iii) the Creditor shall not take any lien on or security interest in any property of

Borrower whether now owned or hereafter acquired, including without limitation, the Collateral. In furtherance of the foregoing, Creditor hereby subordinates (to the extent required pursuant to Section 15 below, this includes subordination (achterstelling) pursuant to section 3:277 of the Dutch Civil Code) to the Collateral Agent and the Lenders any security interest or lien that Creditor may have in any property of Borrower, including without limitation, the Collateral. Notwithstanding the respective dates of attachment or perfection of any security interest of Creditor and the security interest of the Collateral Agent and the Lenders, the lien and security interest of the Collateral Agent and the Lenders in the any property of Borrower, whether now owned or hereafter acquired, including, without limitation, the Collateral, shall at all times be senior to the lien and security interest of Creditor (and to the extent required shall be deemed a change in ranking (rangwisseling) in respect of any such lien and security interest in favor of the Collateral Agent and the Lenders for any assets situated in the Netherlands).

2.       All Subordinated Debt is subordinated in right of payment to all obligations of Borrower to the Collateral Agent and the Lenders now existing or hereafter arising, together with all costs of collecting such obligations (including attorneys’ fees), including, without limitation, all interest accruing after the commencement by or against Borrower of any Insolvency Proceeding (as defined below), and all obligations under the Loan Agreement (the “Senior Debt”); provided, however, in no event shall the aggregate principal amount of the Term Loans (as defined in the Loan Agreement) (such amount, the “Senior Cap”) exceed $50,000,000 (or at any time prior to an Insolvency Proceeding of Borrower or any of its material Subsidiaries, such larger amount with the prior written consent of Creditor and from and after such Insolvency Proceeding such consent shall not be required). For the sake of clarity, the aggregate principal amount of the Senior Debt shall not include interest, Lenders’ Expenses, the Prepayment Fee, the Final Payment, the payment under the Success Fee Agreement (as such terms are defined in the Loan Agreement) or other amounts due to the Collateral Agent and the Lenders. Notwithstanding the foregoing, the Collateral Agent and Lenders shall not be bound by the Senior Cap from and after the date that the Loan (as defined in the PIC Loan Agreement (as defined herein) pursuant to that certain Loan Agreement dated on or about the date hereof between Creditor and Centogene N.V. (as amended to the extent permitted by the terms of this Agreement, the “PIC Loan Agreement”) is converted into equity securities of Centogene N.V. (or any successor or other person) in accordance with the terms of the PIC Loan Agreement.

3.       Creditor will not demand or receive from Borrower (and Borrower will not pay to Creditor) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will Creditor exercise any remedy with respect to the Subordinated Debt or any property of Borrower, whether now owned or hereafter acquired, including, without limitation, the Collateral, nor will Creditor accelerate the Subordinated Debt, or commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against Borrower (any action, an “Enforcement Action”), until such time as (i) the Senior Debt is fully paid in cash, and (ii) the Lenders have no commitment or obligation to lend any further funds to Borrower, and (iii) all financing agreements among the Collateral Agent and the Lenders and Borrower are terminated. Nothing in the foregoing paragraph shall prohibit Creditor from converting all or any part of the Subordinated Debt into equity securities of Borrower which do not have any call, put or other conversion features that would obligate Borrower to pay any money (including the payment of any dividends or other distributions for so long as the Senior Debt remains outstanding) or deliver any other securities or consideration to the holder, Creditor hereby agrees that Borrower may not declare, pay or make such dividends, distributions or other payments to Creditor and Creditor shall not accept any such dividends, distributions or other payments. Notwithstanding the foregoing, if there is an Event of Default under the Subordinated Debt, Creditor may commence Enforcement Actions against Borrower at the expiration of the Maturity Default Standstill Period (as defined herein) unless the Collateral Agent (or its agent) is pursuing diligently in good faith an Enforcement Action related to the Senior Debt or the Collateral, or is pursuing diligently in good faith to vacate any stay on prohibiting an Enforcement Action related to the Senior Debt or the Collateral. “Maturity Default Standstill Period” shall mean, the period of one hundred eighty (180) days commencing on the date on which Collateral Agent receives a written notice from Creditor, identified as a “Standstill Notice”, that states an event of default has occurred and is continuing under the Subordinated Debt, and that, as a consequence thereof, Creditor has declared all of the Subordinated Debt to be immediately due and payable. The Maturity Default Standstill Period shall be tolled during the pendency of any Insolvency Proceeding of Borrower or any of its material Subsidiaries. Any amounts received by Creditor from any Enforcement Action shall be delivered to Collateral Agent pursuant to Section 4 below.

4.       Creditor shall hold in trust for the Collateral Agent and the Lenders and promptly deliver to the Collateral Agent in the form received (except for endorsement or assignment by Creditor where required by the Collateral Agent), for application to the Senior Debt, any payment, distribution, security or proceeds received by Creditor with respect to the Subordinated Debt other than in accordance with this Agreement.

5.       In the event of Borrower’s insolvency, reorganization or any case or proceeding under any local or international bankruptcy or insolvency law or laws relating to the relief of debtors, including, without limitation, applicable laws in Germany and in the Netherlands (including any procedure or step taken in bankruptcy (faillissement), suspension of payments (surseance van betaling), emergency procedure (noodregeling) or any other procedure having the effect that the entity to which it applies loses the free management or ability to dispose of its property (irrespective of whether that procedure is provisional or final; and dissolution (ontbinding) or any other procedure having the effect that the entity to which it applies ceases to exist or any notice under section 36 of the Dutch Tax Collection Act (Invorderingswet 1990) (irrespective of whether this notice is pursuant to section 60 of the Act on the Financing of Social Insurances (Wet financiering sociale verzekeringen) and including any restructuring schemes, plans (akkoorden) or similar) (each, an “Insolvency Proceeding”), (i) this Agreement shall remain in full force and effect, (ii) the Collateral shall include, without limitation, all Collateral arising during or after any such Insolvency Proceeding, and (iii) the Collateral Agent’s and the Lenders’ claims against Borrower and the estate of Borrower shall be paid in full before any payment is made to Creditor.

6.       Collateral Agent will endeavor to provide Creditor with a copy of any written notice of an Event of Default that Collateral Agent provides to Borrower within two business days after Collateral Agent provides such written notice to Borrower, provided, however, that the failure by Collateral Agent to provide such notice shall not be a breach of this Agreement.

7.       Until the Senior Debt is fully paid in cash and Lenders’ arrangements to lend any funds to Borrower have been terminated, Creditor irrevocably appoints the Collateral Agent as Creditor’s attorney-in-fact, and grants to the Collateral Agent a power of attorney with full power of substitution, in the name of Creditor or in the name of the Collateral Agent and/or the Lenders, for the use and benefit of the Collateral Agent and the Lenders, without notice to Creditor, to perform at the Collateral Agent’s option the following acts in any Insolvency Proceeding involving Borrower:

(i)       To file the appropriate claim or claims in respect of the Subordinated Debt on behalf of Creditor if Creditor does not do so prior to 30 days before the expiration of the time to file claims in such Insolvency Proceeding and if the Collateral Agent elects, in its sole discretion, to file such claim or claims; and

(ii)       To accept or reject any plan of reorganization or arrangement on behalf of Creditor and to otherwise vote Creditor’s claims in respect of any Subordinated Debt in any manner that the Collateral Agent deems appropriate for the enforcement of its rights hereunder.

In addition to and without limiting the foregoing: (x) until the Senior Debt is fully paid in cash and Lenders’ arrangements to lend any funds to Borrower have been terminated, Creditor shall not commence, support, encourage, or join in any involuntary bankruptcy petition or similar action or proceeding (including Insolvency Proceedings) against Borrower, and (y) if an Insolvency Proceeding occurs: (i) Creditor shall not assert, without the prior written consent of Collateral Agent, any application, claim, complaint, motion, objection or argument in respect of the Collateral in connection with any Insolvency Proceeding, including, without limitation, any application, claim, complaint, motion, objection or argument seeking adequate protection, to invalidate or subordinate any lien on the Collateral, to surcharge Collateral, to borrow money and/or encumber the Collateral, to convert or dismiss the Insolvency Proceeding, to appoint an examiner or trustee (or similar, including but not limited to a bankruptcy trustee, administrator, restructuring expert or observer), or relief from the automatic stay in respect of the Collateral, (ii) Collateral Agent may consent to the use of cash collateral on such terms and conditions and in such amounts as it shall in good faith determine without seeking or obtaining the consent of Creditor as (if applicable) holder of an interest in the Collateral, (iii) if use of cash collateral by Borrower is consented to by Collateral Agent, Creditor shall not oppose such use of cash collateral for any reason, (iv) Creditor shall not object to, or oppose, any sale, abandonment, or other disposition of any assets comprising all or part of the Collateral, free and clear of security interests, liens and claims of any party, including Creditor, under Section 363 of the United States Bankruptcy Code (or similar, including sections 3:250 ff. of the Dutch Civil Code to the extent initiated or supported by the Collateral Agent), a plan of reorganization or liquidation, or otherwise, for any reason if such action is supported by Collateral Agent and, if requested by Collateral Agent, Creditor shall affirmatively and promptly consent to such sale or disposition of such assets, if Collateral Agent has consented to, or supports, such sale or disposition of such assets, and (v) Creditor shall not file a proof of claim or vote on any chapter 11 plan (or similar, including any restructuring plan pursuant to Title IV of the Dutch Bankruptcy Act (Wet homologatie onderands akkoord)) with respect to any claim of Creditor that is secured, in whole or in part, by the Collateral.

8.       Creditor represents and warrants that Creditor has provided Collateral Agent with true and correct copies of all documents evidencing or relating to the Subordinated Debt. Creditor shall ensure that the PIC Loan Agreement contains provisions that such agreement is subject to the terms of this Agreement. By the execution of this Agreement, Creditor hereby authorizes the Collateral Agent and the Lenders to amend any financing statements filed by Creditor against Borrower as follows: “In accordance with a certain Subordination Agreement by and among the Secured Party, the Debtor and Oxford Finance LLC, in its capacity as Collateral Agent, the Secured Party has subordinated any security interest or lien that Secured Party may have in any property of the Debtor to the security interest of Oxford Finance LLC and the Lenders identified therein in all assets of the Debtor, notwithstanding the respective dates of attachment or perfection of the security interest of the Secured Party and Oxford Finance LLC and the Lenders.”

9.       Neither Borrower nor the Creditor may amend the terms of any Subordinated Debt without the prior written consent of the Collateral Agent and the Lenders if such amendment is adverse to Borrower or Lenders in any material respect, or could reasonably be expected to be adverse to Borrower or Lenders in any material respect. Without limiting the foregoing, no amendment of the documents evidencing or relating to the Subordinated Debt shall directly or indirectly modify the provisions of this Agreement in any manner which might terminate or impair the subordination of the Subordinated Debt or the subordination of any security interest or lien that Creditor may have in any property of Borrower. By way of example, such instruments shall not be amended to (i) increase the rate of interest with respect to the Subordinated Debt, or (ii) accelerate the payment of the principal or interest or any other portion of the Subordinated Debt. The Collateral Agent and the Lenders shall have the sole and exclusive right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of any of the property or assets of Borrower, including, without limitation, the Collateral, except in accordance with the terms of the Senior Debt. Upon written notice from the Collateral Agent of the Collateral Agent’s and the Lenders’ agreement to release its lien on all or any portion of the Collateral in connection with the sale, transfer or other disposition thereof by the Collateral Agent and the Lenders (or by Borrower with consent of the Collateral Agent and the Lenders), Creditor shall be deemed to have also, automatically and simultaneously, released any lien or security interest on such Collateral, and Creditor shall upon written request by the Collateral Agent, immediately take such action as shall be necessary or appropriate to evidence and confirm such release. All proceeds resulting from any such sale, transfer or other disposition shall be applied first to the Senior Debt until payment in full thereof, with the balance, if any, to the Subordinated Debt, or to any other entitled party. If Creditor fails to release any lien or security interest as required hereunder, Creditor hereby appoints the Collateral Agent as attorney in fact for Creditor with full power of substitution to release Creditor’s liens and security interests as provided hereunder. Such power of attorney being coupled with an interest shall be irrevocable.

10.       All necessary action on the part of the Creditor, its officers, directors, partners, members and shareholders, as applicable, necessary for the authorization of this Agreement and the performance of all obligations of Creditor hereunder has been taken. This Agreement constitutes the legal, valid and binding obligation of Creditor, enforceable against Creditor in accordance with its terms. The execution, delivery and performance of and compliance with this Agreement by Creditor will not (i) result in any material violation or default of any term of any of the Creditor’s charter, formation or other organizational documents (such as Articles or Certificate of Incorporation, bylaws, partnership agreement, operating agreement, etc.) or (ii) violate any material applicable law, rule or regulation.

11.       If, at any time after payment in full of the Senior Debt any payments of the Senior Debt must be disgorged by the Collateral Agent or the Lenders for any reason (including, without limitation, any Insolvency Proceeding), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and Creditor shall immediately pay over to the Collateral Agent all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder. At any time and from time to time, without notice to Creditor, the Collateral Agent and the Lenders may take such actions with respect to the Senior Debt as the Collateral Agent and the Lenders, in their sole discretion, may deem appropriate, including, without limitation, terminating advances to Borrower, increasing the principal amount, extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any documents affecting the Senior Debt and any collateral securing the Senior Debt, and enforcing or failing to enforce any rights against Borrower or any other person. No such action or inaction shall impair or otherwise affect the Collateral Agent’s and the Lenders’ rights hereunder.

12.       This Agreement shall bind any successors or assignees of Creditor and shall benefit any successors or assigns of the Collateral Agent and the Lenders. This Agreement shall remain effective until terminated in writing by the Collateral Agent. This Agreement is solely for the benefit of Creditor and the Collateral Agent and the Lenders and not for the benefit of Borrower or any other party. Creditor further agrees that if Borrower is in the process of refinancing any portion of the Senior Debt with a new lender, and if the Collateral Agent and/or the Lenders makes a request of Creditor, Creditor shall agree to enter into a new subordination agreement with the new lender on substantially the terms and conditions of this Agreement.

13.       Creditor hereby agrees to execute such documents and/or take such further action as the Collateral Agent and the Lenders may at any time or times reasonably request in order to carry out the provisions and intent of this Agreement, including, without limitation, ratifications and confirmations of this Agreement from time to time hereafter, as and when requested by the Collateral Agent.

14.       This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

15.       This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflicts of laws principles. Creditor and the Collateral Agent submit to the exclusive jurisdiction of the state and federal courts located in New York, New York in any action, suit, or proceeding of any kind, against it which arises out of or by reason of this Agreement. CREDITOR AND COLLATERAL AGENT WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN.

16.       This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. Creditor is not relying on any representations by the Collateral Agent, the Lenders or Borrower in entering into this Agreement and Creditor has kept and will continue to keep itself fully apprised of the financial and other condition of Borrower. This Agreement may be amended only by written instrument signed by Creditor and the Collateral Agent.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

OXFORD FINANCE LLC, as

Collateral Agent

By:   /s/ Colette H. Featherly

Name: Colette H. Featherly

Title:  Senior Vice President

[Signature Page to Subordination Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

CREDITOR:

PHARMACEUTICAL INVESTMENT COMPANY

By:  /s/ Ibrahim Abdulrahman I Aljuffali

Name: Dr Ibrahim Abdulrahman I Aljuffali

Title: Chairman

[Signature Page to Subordination Agreement]

Each of the undersigned approves of the terms of this Agreement.

BORROWER:

CENTOGENE N.V.

By:	/s/ Kim Stratton
Name:	Kim Stratton
Title:	Chief Executive Officer

BORROWER:

CENTOGENE GMBH

By:	/s/ Peter Andreas Bauer
Name:	Dr Peter Andreas Bauer
Title:	Managing Director (Geschäftsführer)

CENTOGENE GMBH

By:	/s/ Michael Priebe
Name:	Michael Priebe
Title:	VP Finance

BORROWER:

CENTOSAFE B.V.

By:	/s/ Jose Miguel Coego Rios
Name:	Jose Miguel Coego Rios
Title:	CFO

BORROWER:

CENTOGENE US, LLC

By:	/s/ Debashree Ganguly
Name:	Debashree Ganguly
Title:	Managing Officer

[Signature Page to Subordination Agreement]